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SEC FILE NUMBER
8-37563

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

B. REGISTRANT IDENTIFICATION

NAME OF FIRM: StanCorp Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 S.W. Sixth Avenue, 8th Floor
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Lim	971-321-3830	Charles.Lim@standard.com
(Name)	(Area Code – Telephone Number)	(Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, and middle name)

1000 Campbell Mithun Tower, 222 S. Ninth St.,	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

STANCORP EQUITIES, INC.

Table of Contents

This filing contains (check all applicable boxes):**

			Page
(x)		Report of Independent Registered Public Accounting Firm	1
(x)		Facing Page	
(x)	(a)	Statement of Financial Condition	2
( )	(b)	Notes to Consolidated Statement of Financial Condition	
(x)	(c)	Statement of Income	3
(x)	(d)	Statement of Cash Flows	4
(x)	(e)	Statement of Changes in Stockholder's Equity	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors	
(x)	(g)	Notes to Financial Statements	6
(x)	(h)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	10
( )	(i)	Computation of Tangible Net Worth	
(x)	(j)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	11
( )	(k)	Computation for Determination of Security-Based Swap Reserve Requirements	
( )	(l)	Computation for Determination of PAB Requirements	
(x)	(m)	Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934	12
( )	(n)	Information Relating to Possession or Control Requirements for Security-Based Swap Customers	
( )	(o)	Reconciliations, including Appropriate Explanations, of the FOCUS Report with Computation of Net Capital or Tangible Net Worth	
( )	(p)	Summary of Financial Data for Subsidiaries not Consolidated in the Statement of Financial Condition	
(x)	(q)	An Oath or Affirmation	
(x)	(r)	Compliance Report	
(x)	(s)	Exemption Report	
(x)	(t)	Independent Public Accountant's Report Based on an Examination of the Statement of Financial Condition	
( )	(u)	Independent Public Accountant's Report Based on an Examination of the Financial Report or Financial Statements	
( )	(v)	Independent Public Accountant's Report Based on an Examination of the Certain Statements in the Compliance Report	
( )	(w)	Independent Public Accountant's Report Based on a Review of the Exemption Report	
( )	(x)	Supplemental Reports on Applying Agreed-Upon Procedures	
( )	(y)	Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit, or a Statement that No Material Inadequacies Exist	
( )	(z)	Other	

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MHM

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. ("Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information contained in the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 as of December 31, 2021 and the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2021, (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 24, 2022

OATH OR AFFIRMATION

I, Robert Baumgarten, affirm that, to the best of my knowledge and belief, the financial report pertaining to StanCorp Equities, Inc., as of December 31, 2021 is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

2/24/2022
Date

President
Title

Connie L Smith
Notary Public

CONNIE L SMITH
Notary Public
State of Colorado
Notary ID # 19954003539
My Commission Expires 04-23-2025

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
Cash	$	4,116,942
Due from affiliates		675,008
Prepaid expenses		277,840
Deferred tax asset, net		715,256
Other assets		547
Total assets	$	5,785,593
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	2,618,997
Due to affiliates		55,793
Income tax payable, net		444,171
Payroll related and other payables		357,052
Total liabilities		3,476,013
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	5,785,593

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:		
Commission income	$	24,964,052
Expenses:		
Commissions		24,964,052
Personnel		6,244,691
Sales and travel		2,057,065
Service and administration fees		498,164
Telephone		89,317
Printing and postage		58,424
Variable allocated expenses		5,398,792
Other expenses		580,067
Total expenses		39,890,572
Operating expense offset for services provided to affiliates		(15,212,746)
Net expenses		24,677,826
Income before income tax expense		286,226
Income tax expense		286,226
Net income	$	-

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	(219,816)
Changes in assets and liabilities:	
Due to/from affiliates	(783,018)
Prepaid expenses	9,360
Income tax payable/receivable, net	129,637
Commissions payable	760,937
Payroll related and other payables	(131,868)
Other, net	5,561
Net cash used by operating activities	(229,207)
Decrease in cash	(229,207)
Cash, beginning of year	4,346,149
Cash, end of year	$ 4,116,942

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2021	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580
Net income	-	-	-	-
Balance, December 31, 2021	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"), whose ultimate parent is Meiji Yasuda Life Insurance Company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). The Company has entered into Administrative Services and Treasury Agreements (the "Agreements") with StanCorp, Standard, and Standard Retirement Services, which provide for the allocation of expenses between the affiliates. Pursuant to the Agreements such expenses are to be allocated at cost or at arms-length transaction value, as determined by the provider of the services. Standard and Standard Retirement Services are each wholly-owned subsidiaries of StanCorp. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

Cash— Cash includes cash on deposit with financial institutions. The Company maintains its cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to the amounts in excess of FDIC insurance coverage.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and from Affiliates —Amounts due to affiliates were $55,793 as of December 31, 2021. Amounts due from affiliates were $675,008 as of December 31, 2021.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. The Company depreciates property and equipment on a straight-line basis using a half-year convention and the useful life is determined using StanCorp's asset life schedule. As of December 31, 2021, the Company's property and equipment was fully depreciated. Accumulated depreciation was $1,153 as of December 31, 2021.

Payroll Related and Other Payables — Payroll-related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable amounts subject to state escheat reporting and sales taxes payable.

Commission Expense and Commission Income — Commission expense represents commission payments to external brokers for Standard business sold or serviced, which is recorded on a trade date basis or as incurred. Commission expense also includes incentive compensation paid to the Company's representatives, which is expensed as incurred.

The Company records commission income in the form of reimbursement from Standard and its affiliates at the point in time when the corresponding commission expense is incurred, per the terms of the Agreements between the Company and Standard. The Company considered the terms of the Agreements with its affiliates and the lack of any variable consideration features in the nature of the revenue received when concluding there were no remaining unsatisfied performance obligations in relation to the commission activity which occurred during the fiscal year.

Personnel Expense — Personnel expense represents salaries and benefits paid to the Company's personnel.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense — Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement plan business.

Variable Allocated Expenses — Variable allocated expenses consist of allocated overhead cost from StanCorp and affiliates which include, but are not limited to, overhead personnel costs, occupancy, information technology expenses, human resources, accounting and legal costs. For the year ended December 31, 2021 the composition of such costs was as follows:

Variable Overhead	
Overhead Personnel Costs	$ 1,702,488
Occupancy	901,847
Other Allocated Costs	2,794,457
Total	$ 5,398,792

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Agreements with StanCorp, Standard, and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and

miscellaneous services that the Company provides to support the operations of StanCorp, Standard, and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with the Company's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2021 and as of December 31, 2021 the Company did not have any material uncertain tax positions. Years currently open for audit by the Internal Revenue Service are 2018 through 2021. As of December 31, 2021 the Company had a net deferred tax asset of $715,256. Included in the provision for income tax expense was $225,414 of deferred tax benefit for 2021. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 21% because of the net result of permanent differences and the inclusion of state and local income taxes. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. A tax valuation allowance of $962 was needed as of December 31, 2021, although it was more likely than not that the deferred tax asset will be fully realized. The combined federal and state effective tax rate was 100% for 2021. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to StanCorp, Standard, and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates – Related Party" for more information. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense. The Company did not incur any penalties or receive any refunds during 2021.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Beginning in the first quarter of 2020, the outbreak of the novel coronavirus has resulted in stress and disruption of the global economy and financial markets. The Company will continue to monitor the impact to our financial statements and estimates.

Subsequent Events — The Company has evaluated subsequent events through the date these financial statements were available to be issued, February 24, 2022, and concluded that there are no material subsequent events, which would require further disclosure.

2. COMMITMENTS AND CONTINGENCIES

Standard leases certain buildings and equipment and allocates a portion of this expense to the Company under an intercompany service agreement. This agreement is cancellable with a 180 day written notice.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $640,929 as of December 31, 2021, which was $409,195 in excess of the net capital requirement. The Company's ratio of aggregate indebtedness to the net capital requirement was 5.42 to 1 as of December 31, 2021.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2021.

******

Supplemental Schedule H
STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	2,309,580
Less: nonallowable assets		1,668,651
Net capital before haircut on security positions		640,929
Haircut on security positions		-
Net capital	$	640,929
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	3,476,013
Ratio of aggregate indebtedness to net capital		5.42 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	231,734
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	231,734
Excess net capital	$	409,195
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	293,328

There are no material differences between the computation of net capital presented above and the computation of net capital as of December 31, 2021 in the Company's unaudited Form X-17A-5, Part II-A re-filed with FINRA on February 24, 2022. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule J

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3."

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule M

STANCORP EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934."

See accompanying Report of Independent Registered Public Accounting Firm.

MHM

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

StanCorp Equities, Inc.

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc. Exemption Report, in which (1) StanCorp Equities, Inc. ("the Company") identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i), (the "exemption provisions") and (2) the StanCorp Equities, Inc. stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 24, 2022

STANCORP EQUITIES, INC.'S EXEMPTION REPORT

We as members of management of StanCorp Equities, Inc. (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the year ended December 31, 2021, without exception.

Signature 2/24/2022 Date

President

Title